UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

Joshua Dawson House

Dawson Street

Dublin 2

D02 RY95

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 6, 2025, GH Research PLC (the “Company”) completed an offering of 10,000,000 ordinary shares, pursuant to an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters. In addition, the Company granted the underwriters an option, exercisable for 30 days following the date of the Underwriting Agreement, to purchase up to 1,500,000 additional ordinary shares. The Underwriting Agreement includes the terms and conditions for the offering and sale of the ordinary shares, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The offer and sale of the ordinary shares have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-270418) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a preliminary prospectus supplement dated February 3, 2025 and a final prospectus supplement dated February 4, 2025, together with an accompanying prospectus dated March 17, 2023, relating to the offer and sale of the ordinary shares. Opinion of counsel regarding the validity of the ordinary shares is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

The proceeds from the offer and sale of the ordinary shares are estimated to be approximately $139.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the ordinary shares to strategically invest in research, clinical and technical development of current and/or additional product candidates, working capital, capital expenditures and general corporate purposes.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-270422) and the registration statement on Form F-3 (Registration No 333-270418) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated February 4, 2025, between GH Research PLC and Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters
5.1	Opinion of A&L Goodbody LLP, Irish counsel of GH Research PLC
23.1	Consent of A&L Goodbody LLP (included in exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: February 6, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

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